ALPINE AIR EXPRESS, INC.

1177 Alpine Air Way

Provo, Utah 84601

October 18, 2011

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

Alpine Air Express, Inc.

Amendment No. 1 to Schedule 13E-3 filed by Alpine Air Express, Inc. and Eugene R. Mallette

Filed September 7, 2011 File No. 005-59541

Amended Preliminary Proxy Statement on Schedule 14C

Filed September 7, 2011 File No.  000-27011

Dear Ms. Delong and Ms. Kim:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 22, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Schedule 13E-3 General

Comment No. 1

We note the revisions to the July 22, 2011 fairness opinion and the statement that HVA “previously provided an opinion as to the fairness of the transaction” and that “[t]his Opinion is to focus on whether the price set forth in the prior Opinion will have changed.” Although we note that you have included a longer form opinion also dated July 22, 2011 and a valuation dated May 25, 2011 we are still unable to locate a “prior Opinion.” Please revise to file the prior opinion provided or revise the July 22, 2011 opinion to reflect that no prior opinion as to the fairness of the transaction to unaffiliated non-continuing and unaffiliated continuing shareholders was given.

Response

There is not another opinion.  The language referred to about the “prior Opinion” should have referred to as the prior valuation.  The language has been changed to make it clear the opinion is focused on the price update and the overall fairness to the unaffiliated continuing and non-continuing shareholders.

Schedule 14C General

Comment No. 2

We note your response to comment seven in our letter dated August 17, 2011. Please advise us of the circumstances of the consent solicitation, including who was solicited and who conducted the solicitation and the exemption from the proxy rules that was relied upon for the consent solicitation. We may have further comment.

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

October 14, 2011

Response

No solicitation was made to any shareholders given the ownership of management, specifically Mr. Mallette.  Mr. Mallette has indicated he will vote for the Transaction so no additional votes were required or sought.  Other directors had indicated they would vote their shares for the approval but with no need to have any other votes but Mr. Mallette, the other directors withdrew their consent.  We believe this comes within the exemptions of Rule 14a-2 of the promulgated under the Exchange Act since Mr. Mallette is voting shares he owns.

Comment No. 3

Please revise to append the Form 10-Q for the quarter ended July 31, 2011 and update the Summary of Financial Information section.

Response

The Form 10Q for the quarter ended July 31, 2011 has been added and the Summary of Financial Information updated through July 31, 2011.

Comment No. 4

We note your response to comment one in our letter dated August 17, 2011 and the addition of Mr. Mallette as a filing person. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for Mr. Mallette. For example, include a statement as to whether he believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, please revise to include the information required by Item 1013 of Regulation M-A and also have Mr. Mallette sign the Schedule 13E-3.

Response

We have added Mr. Mallette as a signature on the Schedule and separated the signature out so it is clear he is signing individually as well as for the Company.  We have also updated the disclosure to make it clear Mr. Mallette agrees with the analysis and intends to vote for the Transaction.

Summary Term Sheet, page 5 Effects of the Transaction, page 6

Comment No. 5

We note your response to comment nine in our letter dated August 17, 2011. Please revise to describe the loss of the rights and protections of the federal securities laws as a detriment of the transaction.

Response

We have added language specifically stating the loss of the federal securities laws are considered a detriment.

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

October 14, 2011

Special Factors, page 7

Comment No. 6

We note your response to our prior comment six and your revised disclosure that the Board set the price “based on the recommendation” of the Special Committee and the valuation received from HVA. Please revise to clarify, if true, that HVA initially proposed the price.

Response

We have modified the disclosure so it is clear the price set came from HVA.

Factors Considered by the Special Committee, page 12

Comment No. 7

We note your response to comment 13 in our letter dated August 17, 2011; however, we reissue our comment. Please revise to state that shareholders may have difficulty in purchasing additional shares so that shareholders may not be able to purchase additional shares in order to remain as stockholders.

Response

We have added additional disclosure.

Summary of HVA’s Analysis, page 22
Guideline Company Analysis, page 25

Comment No. 8

We note your response to comment 23 in our letter dated August 17, 2011. Please revise to present the underlying data in tabular form. Please revise to show the ratios and performance measures for each of the five comparable firms and for the issuer. Please describe why particular discount or control premiums were used in the analysis. Please describe how the results support the fairness conclusion.

Response

We have modified the disclosure.

Comparable Transaction Analysis, page 26

Comment No. 9

Please revise to state that no analysis was conducted with respect to the three large foreign passenger airlines and two domestic passenger airlines, or revise to summarize the analysis and results.

Response

We have modified the disclosure to be specific the airlines were not used.

Income Approach—Single Period Capitalization Analysis, page 27

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

October 14, 2011

Comment No. 10

Please revise to describe how the results support the fairness conclusion.

Response

We have modified the disclosure.

Analysis of Recent Transactions of Alpine Stock, page 27

Comment No. 11

Please revise to describe why a control premium of 35% and marketability discount of 12% were used in the analysis.

Response

We have modified the disclosure.

Comment No. 12

We note your response to our prior comment 29. Please revise to disclose, if true, that the enterprise value provided by the two entities interested in purchasing the company was lower than the assumed value used in this transaction. If it was not, please disclose the values and name the entities or tell us why that would not be material to investors.

Response

We have modified the disclosure.

Hypothetical Liquidation Value, page 29

Comment No. 13

Please revise to also present the information in tabular form. Please revise to summarize, either here or under another subheading, how the fair value of $5,664,000 was calculated.

Response

We have modified the disclosure.

Relevant Market and Economic Factors, page 30

Comment No. 14

We note your response to our prior comment 31 and reissue. Your disclosure still states that “the foregoing summary . . .  is not a comprehensive description of all analyses and factors considered by HVA.” Please revise the second paragraph on page 30 to clarify that you have described all analyses and factors considered by HVA or advise.

Response

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

October 14, 2011

We have modified the disclosure.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

ALPINE AIR EXPRESS, INC.

/s/ Eugene C. Mallette

Chief Executive Officer